                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                               (Amendment No. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           QUORUM HEALTH GROUP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   749084109
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Donald P. Fay, Esq.
                             Triad Hospitals, Inc.
                                13455 Noel Road
                                  Suite 2000
                               Dallas, TX  75240

                                with copies to:


                            Morton A. Pierce, Esq.
                             Dewey Ballantine LLP
                          1301 Avenue of the Americas
                           New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 April 27, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in a paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
----------------------------                       ----------------------------
CUSIP NO.89579K109                                      PAGE 2 OF 4 PAGES
         -----------------
----------------------------                       ----------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      TRIAD HOSPITALS, INC.
      75-2816101
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                                (a)   [_]
                                                                  (b)   [_]
------------------------------------------------------------------------------
      SEC USE ONLY                                                (a)   [_]
 3                                                                (b)   [_]

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)                                             [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11

      None
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      0.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
 14
      CO
------------------------------------------------------------------------------

                               Page 2 of 4 Pages
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          This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D filed with the Securities and Exchange Commission on October 26, 2000 by Triad Hospitals, Inc. ("Triad") (the "Schedule 13D") and is the final amendment to such Schedule 13D. This Amendment No. 1 is filed with respect to the common stock, par value $0.01 per share (the "Shares"), of Quorum Health Group, Inc. ("Quorum"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5.    Interest In Securities Of The Issuer.
           ------------------------------------

                The merger of Quorum with and into Triad (the "Merger") was consummated and became effective April 27, 2001.

                The Voting Agreement entered into between WCAS and Triad terminated at the effective time of the Merger.


                               Page 3 of 4 Pages
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                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 2001.


                              TRIAD HOSPITALS, INC.

                              By:  /s/ Donald P. Fay
                                 -----------------------
                                    Donald P. Fay
                                    Executive Vice President,
                                    Secretary and
                                    General Counsel



                                  Page 4 of 4